UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2010
Commission File Number 001-34609
CHINA HYDROELECTRIC CORPORATION
(Exact name of registrant as specified in its charter)
25B, New Poly Plaza, No. 1 North
Chaoyangmen Street
Dongcheng District, Beijing
People’s Republic of China 100010
Tel: (86-10) 6492-8483

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
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CHINA HYDROELECTRIC CORPORATION
FORM 6-K
China Hydroelectric Corporation is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	Press release dated February 16, 2010, titled “China Hydroelectric Corporation Provides Update on Possible Acquisition of 3 Hydroelectric Power Projects in Yunnan Province”

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA HYDROELECTRIC CORPORATION
By:	/s/ John Kuhns
John Kuhns, Chairman and Chief Executive Officer

Date: February 16, 2010

Exhibit 99.1
China Hydroelectric Corporation Provides Update on Possible Acquisition of
3 Hydroelectric Power Projects in Yunnan Province
NEW YORK, February 16, 2010 /PRNewswire-Asia-FirstCall/ — China Hydroelectric Corporation (NYSE: CHC, CHC-WS) (“China Hydroelectric” or the “Company”), a consolidator, developer and operator of small hydroelectric power projects in the People’s Republic of China (“PRC”), today announced that it has executed a definitive agreement to acquire a 44 megawatt operating hydroelectric project in Yunnan province in the People’s Republic of China. In addition, the Company announced that it has also entered into memoranda of understandings to acquire two additional operating hydroelectric power projects aggregating 34 megawatts in Yunnan province. Together with the definitive agreement, these memoranda present the Company with the opportunity to acquire an additional 78 megawatts of generating capacity in Yunnan province.
The definitive agreement provides for the Company to acquire the Xiaopengzu project in Yunnan province for a purchase price of US$57 million (RMB390 million), to be financed partially through cash on hand and through the assumption or refinancing of existing non-recourse debt. The acquisition is subject to customary closing conditions, including obtaining governmental approval.
The memoranda of understanding provide the Company with an exclusive right to pursue its due diligence of two additional operating hydroelectric projects in Yunnan. Subject to the satisfactory completion of its due diligence review, the Company expects to enter into definitive agreements to acquire these projects in the near term.
“We are pleased to be able to enter into the definitive agreement and the memoranda of understanding to acquire these three projects in Yunnan,” said Chairman & CEO John D. Kuhns of China Hydroelectric Corporation. “Yunnan province, where we already own and operate 43 megawatts of capacity, presents an excellent opportunity to expand our asset base in China. Our ability to enter into definitive agreements and MOUs has accelerated as a result of our recently completed IPO. Completion of these transactions would represent Phase I of our plan to acquire approximately 250 megawatts of operating hydroelectric projects during the first half of 2010.”
About China Hydroelectric Corporation
China Hydroelectric Corporation (“CHC” or the “Company”) is a consolidator, developer and operator of small hydroelectric power projects in the People’s Republic of China. Led by an international management team, the Company’s primary business is to identify and evaluate acquisition and development opportunities and acquire, and in some cases construct, small hydroelectric power plants in China. China produces approximately 22% of its total energy from hydroelectric energy. The Company currently owns twelve operating hydropower projects in China with total installed capacity of 377 MW. These projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. In addition, CHC recently expanded operations through the acquisition, pending government approval, of development rights to a 1,000 MW pumped storage hydropower plant in Henan.

For further information about China Hydroelectric Corporation, please visit the Company’s website at http://www.chinahydroelectric.com .
Cautionary Note Regarding Forward-looking Statements:
Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to our business strategies and plan of operations, our ability to acquire hydroelectric assets, our capital expenditure and funding plans, our operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on our current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, our relationship with and other conditions affecting the power grids we service, our production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of our cost-control measures, our liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, and other factors affecting our operations that are set forth in our Prospectus dated January 25, 2010 and filed with the Securities and Exchange Commission (the “SEC”) and in our future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
     For more information, please contact:
     Company:
Mary Fellows, EVP and Secretary
China Hydroelectric Corporation
Phone: +1-860-435-7000
Email: mfellows@chinahydroelectric.com
     Investor Relations:
Scott Powell
HC International, Inc.
Phone: +1-917-721-9480
Email: scott.powell@hcinternational.net
SOURCE China Hydroelectric Corporation